SECOND AMENDMENT TO
LOAN AND SECURITY AGREEMENT
THIS SECOND AMENDMENT TO LOAN AND SECURITY AGREEMENT (this “Amendment”), dated as of July 18, 2019, to the Loan and Security Agreement, dated as of December 1, 2017 (the “Original Loan Agreement”), as amended by the First Amendment to Loan and Security Agreement, dated as of December 17, 2018 (the “First Amendment” and, together with the Original Loan Agreement, the “Loan Agreement”), among CAC WAREHOUSE FUNDING LLC VII, a Delaware limited liability company (the “Borrower”), CREDIT ACCEPTANCE CORPORATION, a Michigan corporation (“Credit Acceptance”, the “Originator”, the “Servicer”, or the “Custodian”), the persons from time to time party thereto as LENDERS, the persons from time to time party thereto as MANAGING AGENTS and CREDIT SUISSE AG, NEW YORK BRANCH, as deal agent (in such capacity, together with its successors and assigns, the “Deal Agent”). Unless defined elsewhere herein, capitalized terms used in this Amendment shall have the meanings assigned to such terms in the Loan Agreement.
RECITALS
WHEREAS, the Borrower, the Servicer, the Custodian, the Lenders, the Managing Agents, the Deal Agent, the Collateral Agent (as defined in the Loan Agreement), and the Backup Servicer (as defined in the Loan Agreement) are parties to the Loan Agreement; and
WHEREAS, the Borrower and the Servicer have requested that the Deal Agent, the Managing Agents and the Lenders amend the Loan Agreement as specified herein and, subject to the terms and conditions hereof, the Deal Agent, the Managing Agents and the Lenders are willing to amend the Loan Agreement as specified herein.
NOW THEREFORE, in consideration of the mutual execution hereof and other good and valuable consideration, the parties hereto agree as follows:

1.	Amendments to the Loan Agreement.

(a)	The following amendments shall be effective as of the date hereof:

(i)	The definition of “Minimum Weighted Average Spread Rate” appearing in Section 1.1 of the Loan Agreement is hereby deleted and replaced with the following:
““Minimum Weighted Average Spread Rate”: 25.0%”

(ii)	The definition of “Credit Agreement” appearing in Section 1.1 of the Loan Agreement is hereby deleted and replaced with the following:

““Credit Agreement”: The Sixth Amended and Restated Credit Acceptance Corporation Credit Agreement, dated as of June 23, 2014, among Credit Acceptance, Comerica Bank, as administrative agent and collateral agent, and the banks signatory thereto, as amended from time to time.”

(iii)	The definition of “Financial Covenant” appearing in Section 1.1 of the Loan Agreement is hereby deleted.

(iv)	The definition of “Weighted Average Spread Rate” appearing in Section 1.1 of the Loan Agreement is hereby deleted and replaced with the following:
““Weighted Average Spread Rate”: With respect to each Payment Date during the Revolving Period, one minus the Weighted Average Original Advance Rate divided by the Weighted Average Final Score (expressed as a percentage).”

(v)	Section 1.1 of the Loan Agreement is hereby amended by adding the following new defined terms in alphabetical order:
““Capitalized Lease”: As applied to any Person, any lease of any property (whether real, personal or mixed) with respect to which the discounted present value of the rental obligations of such Person as lessee thereunder, in conformity with GAAP, is required to be capitalized on the balance sheet of that Person; provided, however, that all leases of such Person that are or would have been treated as operating leases for purposes of GAAP prior to the issuance on February 25, 2016 of the ASU 2016-02 (ASC 842, Leases) shall continue to be treated as operating leases (and any future lease that would have been treated as an operating lease for purposes of GAAP prior to the issuance of ASC 842 shall be treated as an operating lease), in each case for purposes of this Agreement.”
““CECL Methodology”: The current expected credit losses methodology for credit losses accounting under GAAP established under ASU 2016-13.”
““Consolidated”: When used with reference to any financial information pertaining to (or when used as a part of any defined term or statement pertaining to the financial condition of) Credit Acceptance and its Credit Agreement Subsidiaries, mean the accounts of Credit Acceptance and its Credit Agreement Subsidiaries determined on a consolidated basis and, except as otherwise specifically required by the definition of such term or by such statements, as to such accounts, in accordance with GAAP.”

““Consolidated Fixed Charges”: For any period, the sum of (a) Consolidated Interest Expense for such period, plus (b) Operating Rentals payable by Credit Acceptance and its Credit Agreement Subsidiaries in respect of such period under Operating Leases, plus (c) the aggregate amount of all dividends on any preferred stock of Credit Acceptance declared during such period, determined after eliminating intercompany transactions among Credit Acceptance and its Credit Agreement Subsidiaries, minus (d) to the extent included in Consolidated Interest Expense, (i) amortization of debt issuance fees, and (ii) any loss from mark-to-market changes in derivative instruments, plus (e) to the extent included in Consolidated Interest Expense, any gain from mark-to-market changes in derivative instruments.”
““Consolidated Funded Debt”: As of any applicable date of determination, all Funded Debt of Credit Acceptance and its Credit Agreement Subsidiaries determined on a Consolidated basis according to GAAP, and including the Funded Debt of any Special Purpose Subsidiary (as defined in the Credit Agreement), whether or not includible under GAAP, but minus Funded Debt of the Trusts (as defined in the Credit Agreement) to the extent such liabilities are Consolidated under GAAP.”
““Consolidated Income Available for Fixed Charges”: For any period, the sum of (a) Consolidated Net Income, plus (b) the aggregate amount of income taxes, depreciation, amortization (including, without limitation, amortization of any debt issuance fees and any loss from mark-to-market changes in derivative instruments) to the extent, and only to the extent, that such aggregate amount was deducted in the computation of Consolidated Net Income for such period (such aggregated amount to be determined on a Consolidated basis for the applicable Persons in accordance with GAAP).”
““Consolidated Interest Expense”: For any period, the amount of interest charged or chargeable to the Consolidated Statement of Operations of Credit Acceptance and its Credit Agreement Subsidiaries in respect of such period, as determined in accordance with GAAP.”
““Consolidated Net Income”: For any period, net earnings (or loss) after income taxes of Credit Acceptance and its Credit Agreement Subsidiaries, determined on a Consolidated basis for such Persons in accordance with GAAP, but excluding, to the extent included in calculating net earnings:

(a)    net earnings (or loss) of any Credit Agreement Subsidiary accrued prior to the date it became a Credit Agreement Subsidiary;
(b)    any gain or loss (net of tax effects applicable thereto) resulting from the sale, conversion or other disposition of Capital Assets (as defined in the Credit Agreement) other than in the ordinary course of business;
(c)    any unusual or non-recurring gains or losses (including, without limitation, (i) any gain on sale generated by a Permitted Securitization (as defined in the Credit Agreement), except to the extent Credit Acceptance has received a cash benefit therefrom in the applicable reporting period, and (ii) any gain or loss incurred in connection with any repayment of Debt (as defined in the Credit Agreement) by Credit Acceptance or its Credit Agreement Subsidiaries and/or any refinancing, replacement, renewal or extension transaction of any Debt, or modification, waiver or amendment of any Debt or any document or instrument relating to any such Debt; provided that the cash component of any loss described in this clause (ii) shall not to exceed $20,000,000 in any four fiscal quarter period); and any interest income generated by a Permitted Securitization (as defined in the Credit Agreement), except to the extent Credit Acceptance has received a cash benefit therefrom in the applicable reporting period;
(d)    any gain (net of tax effects attributable thereto) arising from any reappraisal or write-up of assets and any gain or loss (net of tax effects attributable thereto) arising from the non-cash effect of equity compensation expense;
(e)    any portion of the net earnings of any Credit Agreement Subsidiary (other than a Special Purpose Subsidiary (as defined in the Credit Agreement)) that is not available for payment of dividends to Credit Acceptance or any other Credit Agreement Subsidiary due to operation of the terms of its charter or organizational documents or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Credit Agreement Subsidiary;
(f)    any gain or loss (net of tax effects applicable thereto) during such period resulting from the receipt of any proceeds of any insurance policy;
(g)    except as set forth herein, (i) any earnings of any Person acquired by Credit Acceptance or any Credit Agreement Subsidiary through the purchase, merger or consolidation or otherwise, or (ii) earnings of any Person substantially all of the assets of which have been acquired by Credit Acceptance or any Credit Agreement Subsidiary, in each case, for any period prior to the date of acquisition;
(h)    net earnings of any Person (other than a Credit Agreement Subsidiary) in which Credit Acceptance or any Credit Agreement Subsidiary shall have an ownership interest unless such net earnings shall actually have been received by Credit Acceptance or such Credit Agreement Subsidiary in the form of cash distributions; and
(i)    any restoration during such period to income of any contingency reserve, (other than any contingency reserve for taxes) except to the extent that provision for such reserve was made either
(i)    during such period out of income accrued during such period, or
(ii)    in connection with Credit Acceptance’s program of financing Installment Contracts (A) to provide for warranty claims for which Credit Acceptance may be responsible, or (B) to cover credit losses in connection with Dealer Loans Receivable or Purchased Contracts (each, as defined in the Credit Agreement).”
““Consolidated Tangible Net Worth”: shall mean the total preferred shareholders’ investment and common shareholders’ investment (common stock, paid in capital, retained earnings and accumulated other comprehensive income, net of tax) as computed for Credit Acceptance and its Credit Agreement Subsidiaries on a Consolidated basis under GAAP, less assets properly classified as intangible assets according to GAAP, but excluding from the determination thereof, without duplication, any excess servicing asset resulting from the transfer, pursuant to a Permitted Securitization, of Dealer Loan Pools or Purchased Contracts (each, as defined in the Credit Agreement).”
““Credit Agreement Subsidiary”: Any other corporation, association, joint stock company, business trust, limited liability company, partnership (whether general or limited) or any other business entity of which more than fifty percent (50%) of the outstanding voting stock, share capital, membership or other interests, as the case may be, is owned either directly or indirectly by any Person or one or more of its Credit Agreement Subsidiaries, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by any Person and/or its Credit Agreement Subsidiaries. Unless otherwise specified to the contrary in the Credit Agreement or the context otherwise requires, Credit Agreement Subsidiary(ies) shall refer to each Person which is a Credit Agreement Subsidiary of Credit Acceptance and “100% Credit Agreement Subsidiary(ies)” shall mean any Credit Agreement Subsidiary whose stock or partnership, membership or other Equity Interests (other than directors’ or qualifying shares or other interests to the extent required under applicable law) are owned directly or indirectly entirely by Credit Acceptance.”
““Equity Interest”: (i) In the case of any corporation, all capital stock and any securities exchangeable for or convertible into capital stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents of corporate stock (however designated) in or to such association or entity, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing Person, and including, in all of the foregoing cases described in clauses (i), (ii), (iii) or (iv), any warrants, rights or other options to purchase or otherwise acquire any of the interests described in any of the foregoing cases.”
““Fixed Charge Coverage Ratio”: As of any applicable date of determination, the ratio of (a) Consolidated Income Available for Fixed Charges for the previous four (4) consecutive fiscal quarters of Credit Acceptance most recently ended at such time to (b) Consolidated Fixed Charges for such period.”
““Funded Debt”: Without duplication, (a) all indebtedness of any Person for borrowed money or for the deferred purchase price of property or services as of such date (other than Operating Leases and trade liabilities and royalties payable incurred in the ordinary course of business and payable in accordance with customary practices) or which is evidenced by a note, bond, debenture or similar instrument, (b) the principal component of all obligations of such Person under Capitalized Leases, (c) all reimbursement obligations of such Person in respect of letters of credit (other than trade letters of credit), bankers acceptances or similar obligations issued or created for the account of such Person, (d) all liabilities of the type described in (a), (b) and (c) above that are secured by any Liens (as defined in the Credit Agreement) on any property owned by such Person as of such date even though such Person has not assumed or otherwise become liable for the payment thereof, in the case of each of the items in clauses (a) through (d), the amount of which is determined in accordance with GAAP; provided, however, that so long as such Person is not personally liable for any such liability, the amount of such liability shall be deemed to be the lesser of the fair market value at such date of the property subject to the Lien (as defined in the Credit Agreement) securing such liability and the amount of the liability secured, and (e) all guarantee obligations in respect of any liability which constitutes Funded Debt; provided, however, that Funded Debt shall not include any indebtedness under any Hedging Agreement (as defined in the Credit Agreement) prior to the occurrence of a termination event with respect thereto; provided further that upon the defeasance or satisfaction and discharge of Funded Debt in accordance with the terms of such Funded Debt, such Funded Debt will cease to be “Funded Debt” hereunder (for the avoidance of doubt, including upon the giving or mailing of a notice of redemption and redemption funds being deposited with a trustee or paying agent or otherwise segregated or held in trust or under an escrow or other funding arrangement for the sole purpose of repurchasing, redeeming, defeasing, repaying, satisfying and discharging, or otherwise acquiring or retiring such Funded Debt in accordance with the terms of such Funded Debt).”
““Operating Lease”: Any lease, whether now existing or hereafter entered into, under which Credit Acceptance or any Credit Agreement Subsidiary is a lessee, other than a Capitalized Lease, including all leases of such Person that are or would have been treated as operating leases for purposes of GAAP prior to the issuance on February 25, 2016 of the ASU 2016-02 (ASC 842, Leases), in each case for purposes of this Agreement.
““Operating Rental”: All rental payments that Credit Acceptance or any of its Credit Agreement Subsidiaries, as lessee, is required to make under the terms of any Operating Lease.”
““Unrestricted Cash”: Cash of Credit Acceptance and its consolidated subsidiaries which is not subject to any pledge, security interest, lien, mortgage or other encumbrance, except (a) a lien in favor of Agent (as defined in the Credit Agreement) to secure the Indebtedness (as defined in the Credit Agreement) and (b) in the case of cash deposits held in a deposit account at a financial institution other than Agent (as defined in the Credit Agreement), a customary banker’s lien in favor of such financial institution so long as Credit Acceptance has the unrestricted right, at any time, to access, withdraw, assign or transfer such deposits, and such deposits are not subject to any account control agreement or other agreement under which such rights are or can be restricted.”

(vi)	Section 5.4 of the Loan Agreement is hereby amended by adding the following new clauses in their appropriate position at the end thereof:
“(o)    Funded Debt Ratio. The Servicer shall, on a Consolidated basis, maintain as of the end of each fiscal quarter a ratio of Consolidated Funded Debt minus Unrestricted Cash (including in the calculation thereof, for purposes of this Section 5.4(o), all Funded Debt incurred by a Special Purpose Subsidiary (as defined in the Credit Agreement), whether or not included therein under GAAP) to Credit Acceptance’s Consolidated Tangible Net Worth (i) prior to January 1, 2020 (and thereafter if Credit Acceptance has not adopted the CECL Methodology), equal to or less than 3.25 to 1.00, and (ii) on or after January 1, 2020, so long as Credit Acceptance has adopted the CECL Methodology, a ratio of Consolidated Funded Debt minus Unrestricted Cash to the Servicer’s Consolidated Tangible Net Worth equal to or less than 5.60 to 1.00.”
“(p)    Minimum Net Income. The Servicer shall, on a Consolidated basis, maintain as of the end of each fiscal quarter calculated for the fiscal quarter then ending, Consolidated Net Income of not less than $1.00.”
“(q)    Fixed Charge Coverage Ratio. The Servicer shall, on a Consolidated basis, maintain as of the end of each fiscal quarter a Fixed Charge Coverage Ratio of not less than 2.00 to 1.0.”

(vii)	Clause (f) of Section 6.11 of the Loan Agreement are hereby deleted and replaced, respectively, with the following:
(f)    if Credit Acceptance is the Servicer, the Servicer breaches any of the covenants set forth in Section 5.4(o), (p) or (q);

(viii)	Clause (m) of Section 6.11 of the Loan Agreement is hereby deleted in its entirety.

(ix)	The text of Exhibit L to the Loan Agreement is hereby deleted and replaced with “[RESERVED]” and the Table of Contents is hereby revised accordingly.

(b)	The following amendments shall become effective as of January 1, 2020, provided Credit Acceptance has adopted the CECL Methodology:

(i)
Section 1.1 of the Loan Agreement is hereby amended by deleting the definition of “Aggregate Outstanding Eligible Loan Net Balance” in its entirety. All other references in the Agreement to “Aggregate Outstanding Eligible Loan Net Balance” shall be deleted and replaced in each instance with references to “Aggregate Outstanding Eligible Loan Balance.”

(ii)	Section 1.1 of the Loan Agreement is hereby amended by deleting the definition of “Loan Loss Reserve” in its entirety.

(iii)
Section 1.1 of the Loan Agreement is hereby amended by deleting the definition of “Net Loan Balance” in its entirety. All other references in the Loan Agreement to “Net Loan Balance” shall be deleted and replaced in each instance with references to “Outstanding Balance.”

(iv)	Section 1.1 of the Loan Agreement is hereby amended by deleting the definition of “Outstanding Balance” in its entirety and replacing it with the following:
““Outstanding Balance”:
(i) With respect to any Contract on any date of determination, all amounts owing under such Contract (whether considered principal or as finance charges) on such date of determination. The Outstanding Balance with respect to a Contract shall be deemed to have been created at the end of the day on the Date of Processing of such Contract; which shall be greater than or equal to zero (except in the case of a Contract as to which the final payment on such Contract is in excess of the amount owed on such Contract on the date of such final payment);
(ii)    with respect to any Dealer Loan on any date of determination, the aggregate amount advanced under such Dealer Loan plus revenue accrued with respect to such Dealer Loan in accordance with Credit Acceptance’s adjusted accounting policies (as in effect as of January 1, 2020) as described on Exhibit N hereto and the payment of monies to a Dealer under the related Dealer Agreement, less Collections on the related Dealer Loan Contracts applied through such date of determination in accordance with the related Dealer Agreement to the reduction of the balance of such Dealer Loan;

(iii)     with respect to any Purchased Loan (other than any Purchased Loan arising from a Dealer Collections Purchase Agreement) on any date of determination, the aggregate amount advanced under such Purchased Loan plus revenue accrued with respect to such Purchased Loan in accordance with Credit Acceptance’s adjusted accounting policies (as in effect as of January 1, 2020) as described on Exhibit N hereto, less Collections on the related Purchased Loan Contract applied through the date of determination to the reduction of the balance of such Purchased Loan; and
(iv)    with respect to any Purchased Loan arising from a Dealer Collections Purchase Agreement on any date of determination, (A) such Purchased Loan’s pro rata share of the sum of (x) the Outstanding Balance of the related Dealer Loan as of the date of the related Dealer Collections Purchase and (y) the Dealer Collections Purchase Price with respect to such Dealer Loan (such pro rata share determined based on such Purchased Loan’s pro rata share of the forecasted collections on the pool of Purchased Loans which previously constituted Dealer Loan Contracts securing such Dealer Loan), plus following the acquisition of such Purchased Loan (B) revenue accrued with respect to such Purchased Loan in accordance with Credit Acceptance’s adjusted accounting policies (as in effect as of January 1, 2020) as described on Exhibit N hereto, less (C) Collections on the related Purchased Loan Contract applied through the date of determination to the reduction of the balance of such Purchased Loan.”

(v)	The Loan Agreement is hereby amended by adding an Exhibit N in the form attached hereto as Exhibit A.

(vi)	The first sentence of Section 4.1(bb) of the Loan Agreement is hereby deleted in its entirety and replaced with the following:
“When new Pools or Purchased Loans are pledged to the Collateral Agent, the related Funding Notice shall provide (A) the aggregate Outstanding Balance of the Contracts to be pledged to the Collateral Agent on the related Funding Date; and (B) the Aggregate Outstanding Eligible Loan Balance, each as of the applicable Cut-Off Date and as reported in the Servicer’s loan servicing system.”

2.	Conditions Precedent to Effectiveness. The effectiveness of this Amendment (the “Effective Date”) is subject to the conditions precedent that the Deal Agent and each

Managing Agent shall have received counterparts of this Amendment duly executed by each of the respective parties hereto.

3.
Representations and Warranties. In order to induce the Deal Agent and each of the Managing Agents to execute, deliver and perform this Amendment, each of Borrower and Servicer hereby represents and warrants that before and after giving effect to this Amendment:

(a)
each of its representations and warranties set forth in Article IV of the Loan Agreement is true and correct in all material respects on and as of the date hereof (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties are true and correct in all material respects as of such earlier date); provided, that the preceding materiality standard shall not apply to those representations and warranties which themselves contain materiality standards; and

(b)
on the date hereof, no Amortization Event, Unmatured Termination Event, Termination Event, Servicer Termination Event, or Potential Servicer Termination Event has occurred and is continuing (either before or after giving effect to this Amendment).

4.
Loan Agreement in Full Force and Effect, as Amended. All the terms and conditions of the Loan Agreement shall remain in full force and effect, as amended by this Amendment. All references to the Loan Agreement in any other document or instrument shall be deemed to mean the Loan Agreement, as amended by this Amendment. This Amendment shall not constitute a novation of the Loan Agreement, but shall constitute an amendment thereto. The parties hereto agree to be bound by the terms and obligations of the Loan Agreement, as amended by this Amendment.

5.
Governing Law; Consent to Jurisdiction; Waiver of Objection to Venue. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. EACH OF THE PARTIES HERETO HEREBY AGREES TO THE NON-EXCLUSIVE JURISDICTION OF ANY FEDERAL COURT LOCATED WITHIN THE STATE OF NEW YORK. EACH OF THE PARTIES HERETO AND EACH SECURED PARTY HEREBY WAIVES ANY OBJECTION BASED ON FORUM NON CONVENIENS, AND ANY OBJECTION TO VENUE OF ANY ACTION INSTITUTED HEREUNDER IN ANY OF THE AFOREMENTIONED COURTS AND CONSENTS TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY SUCH COURT.

6.
Execution in Counterparts; Severability; Integration. This Amendment may be executed in any number of counterparts (including by way of facsimile or electronic transmission) and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement. In case any provision in or obligation under this Amendment shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby. The Loan Agreement, as amended by this Amendment, and any agreements or letters (including fee letters) executed in connection herewith contain the final and complete integration of all prior expressions by the parties hereto with respect to the subject matter hereof and shall constitute the entire agreement among the parties hereto with respect to the subject matter hereof, superseding all prior oral or written understandings.

7.
Fees and Expenses. The Borrower hereby confirms its agreement to pay on demand all reasonable, properly documented costs and expenses of the Deal Agent in connection with the preparation, execution and delivery of this Amendment and any of the other instruments, documents and agreements to be executed and/or delivered in connection herewith, including, without limitation, the reasonable fees and expenses of outside legal counsel to the Deal Agent with respect thereto.

8.	Direction to Collateral Agent. Pursuant to Section 13.1 of the Loan Agreement, the Deal Agent hereby directs the Collateral Agent to execute this Amendment.
[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their duly authorized officers as of the date hereof.
CAC WAREHOUSE FUNDING LLC VII,
as Borrower
By: /s/ Douglas W. Busk
    Name: Douglas W. Busk
    Title: Senior Vice President & Treasurer
CREDIT ACCEPTANCE CORPORATION, as
Servicer
By: /s/ Douglas W. Busk
    Name: Douglas W. Busk
    Title: Senior Vice President & Treasurer

[Signature Page to Second Amendment to CAC Loan and Security Agreement]

CREDIT SUISSE AG, NEW YORK BRANCH,
as a Managing Agent
By:    /s/ Patrick J. Hart
Name: Patrick J. Hart
Title: Director
By:    /s/ Jeffrey Traola
Name: Jeffrey Traola
Title: Director
GIFS CAPITAL COMPANY, LLC,
as a Conduit Lender
By:    /s/ Carey D. Fear
Name: Carey D. Fear
Title: Manager
CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as a Committed Lender
By:    /s/ Patrick J. Hart
Name: Patrick J. Hart
Title: Director
By:    /s/ Jeffrey Traola
Name: Jeffrey Traola
Title: Director

[Signature Page to Second Amendment to CAC Loan and Security Agreement]

CREDIT SUISSE AG, NEW YORK BRANCH, as Deal Agent
By:    /s/ Patrick J. Hart
Name: Patrick J. Hart
Title: Director
By:    /s/ Jeffrey Traola
Name: Jeffrey Traola
Title: Director

[Signature Page to Second Amendment to CAC Loan and Security Agreement]

dCREDIT SUISSE INTERNATIONAL, as Hedge Counterparty
By:    /s/ Barry Dixon
Name: Barry Dixon
Title: Authorized Signatory
By:    /s/ Bik Kwan Chung
Name: Bik Kwan Chung
Title: Authorized Signatory

[Signature Page to Second Amendment to CAC Loan and Security Agreement]

Exhibit A
Exhibit N

Memo
Date: 5/6/19 To:    Files
From: Jay Martin
Re:    Loan Floating Yield Accounting Method (Non-GAAP)

The purpose of this memo is to summarize the following related to our non-GAAP loan floating yield accounting method:

•	Background

•	Floating Yield Accounting Method

Background

The net loan income (finance charge revenue less provision for credit losses) that we will recognize over the life of a loan equals the cash we collect from the underlying consumer loan less the cash we pay to the dealer. While the total amount of net loan income we would recognize over the life of the loan is not impacted by the accounting method, the timing of when we would recognize this income changes significantly based on the accounting method. We believe that recognizing net loan income on a level- yield basis over the life of the loan based on expected future net cash flows matches the economics of our business.

We believe the current GAAP method diverges from economic reality through the disparate treatment of changes in expected future net cash flows. Favorable changes are treated as increases to the yield and are recognized over time as additional finance charge revenue, while unfavorable changes are recorded as a current period provision for credit losses.

We believe the future GAAP method, which will become effective on January 1, 2020, diverges from economic reality by requiring us to recognize a significant provision for credit losses at the time of assignment for amounts we never expected to realize and finance charge revenue in subsequent periods that is significantly in excess of our expected yields.

We believe the floating yield method provides a more accurate reflection of the performance of our business as it begins with our initial estimate of expected future net cash flows and treats changes in expected future net cash flows consistently. Both favorable and unfavorable changes in expected future net cash flows are treated as yield adjustments and are recognized over time as adjustments to finance charge revenue.

Floating Yield Accounting Method

Amounts paid to dealers for consumer loans assigned to us are recorded as loans receivable. The outstanding balance of each loan included in loans receivable is comprised of the following:

•	cash paid to the dealer for the consumer loan assignment (advance or purchase price)

•	finance charges

•	dealer holdback payments

•	accelerated dealer holdback payments

•	less: collections (net of certain collection costs)

Finance charges are recognized on a level-yield basis over the life of the loan based on expected future net cash flows. Each month, we calculate finance charges by multiplying the prior month outstanding loan receivable balance by the prior month expected loan yield. Each month, we recalculate and adjust the expected loan yield to the discount rate that equates the present value of expected future net cash flows to the current month outstanding loan receivable balance.